Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 26, 2023

1.Date, Time and place: April 26, 2023, at 10:00 a.m., exclusively through a digital system for remote attendance provided by Suzano S.A. (“Company”) pursuant to item II of Paragraph 2 of Section 28 of CVM Resolution No. 81, of March 29, 2022, as amended (“RCVM No. 81/22”) and pursuant to the rules set forward in the Shareholders’ Manual disclosed by the Company.

2.Call Notice: Notice was given in accordance with the call notice published on March 24, 25 and 27, 2023, in the printed version of the Correio da Bahia newspaper (pages 21, 7 and 26, respectively), as well as on the website of this newspaper and the O Estado de S. Paulo newspaper (Estadão), in compliance with Sections 124 and 189 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporations Law”).

3.Attendance: Shareholders representing over 76.30% of the common shares issued by the Company were present at the Annual General Shareholders’ Meeting (“ASM”) and 78.85% of the common shares issued by the Company were present at the Extraordinary General Shareholders’ Meeting (“EGSM” and, together with the ASM, the “AESM”), as expressed through Distance Voting Ballot and registration of attendance in the digital system for remote attendance provided by the Company, pursuant to item II of Paragraph 2 of Section 28 of RCVM No. 81/22. Also attended the meeting, Mr. Rubens Barletta, member of the Company’s Fiscal Council, Ms. Ana Paula Pessoa, independent member of the Board of Directors and Coordinator of the Statutory Audit Committee (SAC), and Mr. José Vital Pessoa Monteiro Filho and Ms. Alessandra Arakaki, representatives of PricewaterhouseCoopers Auditores Independentes.

4.Opening and Board: The meeting was opened by Ms. Iva Maria Souza Bueno, pursuant to Article 8 of the Company’s Bylaws. Chairperson: Ms. Iva Maria Souza Bueno; Secretary: Ms. Marcella Caram Zerey.

5.Agenda: The chairman reported as follows. Annual General Shareholders’ Meeting: (i) examine the management accounts related to the fiscal year ended December, 31,2022; (ii) examine, discuss and vote on the financial statements of the Company for the fiscal year ended December, 31, 2022, and to review the management report for the aforementioned fiscal year; (iii) resolve on the Company’s capital budged for the fiscal year ending December 31, 2023; (iv) resolve on the allocation of net income for the fiscal year ended December, 31, 2022 and the distribution of dividends; (v) if the Fiscal Council is installed, define the number of members that will compose the Fiscal Council and resolve on the election of its members; and (vi) determine the overall annual compensation of the Company’s management and Fiscal Council, if installed, for the fiscal year of 2023. Extraordinary General Shareholders’ Meeting: (i) resolve on the amendment to the caput of Article 5 of the Company’s Bylaws, to reflect the number of shares into which the Company’s share capital is divided, due to the cancellation of treasury shares approved at the Board of Directors’ Meeting held on February 28, 2023; (ii) resolve on the consolidation of the Company’s Bylaws, in order to reflect the amendment of its Article 5 object of the resolution described in item “i” above; and (iii) authorize the Company’s management to take all measures necessary to implementation of the approved matters, in accordance with the applicable law.

6.Documents: The 2022 Financial Statements were published in the Correio da Bahia and O Estado de S. Paulo (Estadão) newspapers, on March 1, 2022 and are available to the Company’s Shareholders, as well as copies of the Call Notice referred to in item 2 above, at the Company’s head office. In addition, the Shareholders were able to access, at the Suzano head office, on the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br), (a) the Management Report and the individual and consolidated Financial Statements of the Company and their respective Explanatory Notes, all related to the fiscal year ended December 31, 2022, accompanied by the independent auditor’s report and the Fiscal Council’s opinion; (b) the “Management Proposal” containing (i) the information required by Sections 11, 12 and 13 of RCVM No. 81/22; and (ii) the proposal for the allocation of net income for the fiscal year ended December 31, 2022, containing the information required by item II of sole paragraph of Section 10 of RCVM No. 81/22; and (c) the Shareholders’ Manual, containing instructions for participation in the AESM.

7.Resolutions: The reading of the documents referred to in item 6 above, as well as the consolidated voting map of the votes cast through remote voting, which was made available for consultation by the present shareholders, was dismissed as they are known to the Company’s shareholders, pursuant to paragraph 4 of Section 48 of RCVM No. 81/22. The shareholders of the Company present at these General Shareholders’ Meetings resolved on the following, with abstentions being recorded in each case. The drafting of these minutes in summary form and their publication without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of Section 130, of the Brazilian Corporations Law, was authorized.

At the Ordinary General Shareholders’ Meeting:

7.1.To approve, by majority vote, with the abstention of those legally prevented from voting, with 846,598,149 votes in favor, 1,396,696 votes against, and 149,481,931 abstentions, the accounts of the Company’s management for the fiscal year ended December 31, 2022.

7.2. 7.3To approve, by majority vote, with 845,533,569 votes in favor, 2,488,807 votes against, and 149,454,400 abstentions, the Financial Statements of the Company related to the fiscal year ended December 31, 2022, as well as to approve the Management Report and the independent auditors’ report related to such fiscal year.

7.3.To approve, by majority vote, with 996,415,951 votes in favor, 7,519 votes against, and 1,053,306 abstentions, the Company’s capital budget for the fiscal year ending December 31,

2023, in the amount of eighteen billion, four hundred and ninety-four million, seven hundred and sixty-four thousand Brazilian reais (BRL 18,494,764,000.00), in order to meet the Company’s investment plan in 2023, corresponding to (i) the retention of profits related to the fiscal year ended December 31, 2022, in the amount of fourteen billion, nine hundred and seventy-two million, three hundred and twenty-three thousand, three hundred and seventy-seven Brazilian reais and five cents (BRL 14,972,323,377.05); and (ii) the use of other own or third-party resources in the amount of three billion, five hundred and twenty-two million, four hundred and forty thousand, six hundred and sixty-two Brazilian reais and ninety-five cents (BRL 3,522,440,662.95).

7.4.To approve, by majority vote, with 996,417,747 votes in favor, 4,446 votes against, and 1,054,583 abstentions, the allocation of the net income for the fiscal year ended December 31, 2022, in the amount of twenty-three billion, three hundred and eighty-one million, six hundred and sixteen thousand, eight hundred and thirty-three Brazilian reais and seventy-four cents (BRL 23,381,616,833.74), as follows:

i.	one billion, one hundred and sixty-nine million, eighty thousand, eight hundred and forty-one Brazilian reais and sixty-nine cents (BRL 1,169,080,841.69), to the Legal Reserve, pursuant to paragraphs 1 and 2 of Section 193 of the Brazilian Corporations Law;

ii.	sixty-six million, eight hundred and seventy thousand, five hundred and thirty-four Brazilian reais and thirty-five cents (BRL 66,870,534.35) to the Fiscal Incentives Reserve, pursuant to Section 195-A of the Brazilian Corporations Law;

iii.	two billion, three hundred and fifty million Brazilian reais (BRL 2,350,000,000.00) to the distribution of dividends, corresponding to the amount declared as anticipated dividends to the net income account for the fiscal year as of September 30, 2022, in accordance with the resolution of the Board of Directors’ Meeting held on December 1, 2022, ad referendum of this Annual General Shareholders’ Meeting, and paid on December 27, 2022;

iv.	two billion, nine hundred and sixty-five million, five hundred and sixty-one thousand, one hundred and sixty-six Brazilian reais and two cents (BRL 2,965,561,166.02) to the Capital Increase Reserve, pursuant to item “d” of Article 26 of the Company's Bylaws;

v.	one billion, nine hundred and ninety-three million, ninety-eight thousand, two hundred and eighty-two Brazilian reais and fifty-six cents (BRL 1,993,098,282.56) to the Special Statutory Reserve, pursuant to item “d” of Article 26 of the Company's Bylaws; and

vi.	fourteen billion, nine hundred and seventy-two million, three hundred and twenty-three thousand, three hundred and seventy-seven Brazilian reais and five cents (BRL 14,972,323,377.05) to be retained pursuant to Section 196 of the Brazilian Corporations Law, based on the capital budget to be approved by the Annual General Shareholders’ Meeting, pursuant to item “7.3” above.

7.4.1.To consign that the amount paid in advance as dividends, referred to in item “iii” above, represents ten point forty-one percent (10.41%) of the Company’s consolidated Operating Cash Generation in the fiscal year ended on December 31, 2022, in compliance with the mandatory minimum dividend provided for in Article 26 of the Company's Bylaws, and in accordance with the provisions of Section 202 of the Brazilian Corporations Law.

7.5.Considering the request received from shareholders owing more than 2% of the Company’s share capital, as allowed by the CVM Resolution No. 70, of March 22, 2022, and the indication of sufficient candidates in order to comply with the requirements of Section 161 of the Brazilian Corporations Law and Article 24 of the Company’s Bylaws, to approve the installation of the Company’s Fiscal Council, with (i) the definition of the number of members of the Company’s Fiscal Council in three (3) effective members and an equal number of alternate members, and (ii) the following members being reelected to the Fiscal Council until the Annual General Shareholders’ Meeting that will deliberate on the financial statements for the year ending on December 31, 2023, registered the votes in favor, votes against and abstentions, as indicated bellow:

Elected through general election, (i) with 636,558,979 votes in favor, 177,146 votes against and 16,022,083 abstentions, Messrs. Luiz Augusto Marques Paes, Brazilian, married, lawyer, enrolled in CPF/MF under No. 045.320.388-47, bearer of the Identity Card (RG) No. 12.605.359-5 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Rua Gomes de Carvalho, 1069, cj. 41, Vila Olímpia, Zip Code 04547-005, and Roberto Figueiredo Mello, Brazilian, married, lawyer, enrolled in CPF/MF under No. 532.755.358-20, bearer of the Identity Card (RG) No. 3.922.596 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Rua Líbero Badaró, 293 – 27th floor, Centro, Zip Code 01009-907, for the positions, respectively, of effective and alternate members of the Fiscal Council; and (ii) with 636,408,620 votes in favor, 327,306 votes against and 16,022,282 abstentions, Messrs. Rubens Barletta, Brazilian, divorced, lawyer, enrolled in CPF/MF under No. 397.909.328-04, bearer of the Identity Card (RG) No. 3.540.429-2 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Praça Ramos de Azevedo, 209, 5th floor, conjunto 52, República, Zip Code 01037-010, and Luiz Gonzaga Ramos Schubert, Brazilian, widower, lawyer, enrolled in CPF/MF under No. 080.501.128-53, bearer of the Identity Card (RG) No. 2.560.033-3 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Praça Ramos de Azevedo, 209, 5th floor, conjunto 52, República, Zip Code 01037-010, for the positions, respectively, of effective and alternate members of the Fiscal Council.

Elected through separate election, with 394,903,046 votes in favor, 855,931 votes against, and 601,595,299 abstentions, representing the majority vote of the Company’s minority shareholders, pursuant to in paragraph 4 of Section 161 of the Brazilian Corporations Law, Messrs. Eraldo Soares Peçanha, Brazilian, married, accountant, enrolled in CPF/MF under No. 179.386.437-34, bearer of the Identity Card (RG) No. 020.809/09 CRC/RJ, resident and domiciled in Rio de Janeiro, State of Rio de Janeiro, at Avenida Prefeito Dulcidio Cardoso, 1400, apt. 1202, block I, Zip Code 22620-311, and Kurt Janos Toth, Brazilian, widower, economist, enrolled in CPF/MF under No. 193.789.557-20, bearer of the Identity Card (RG) No. 02437372-2 DETRAN/RJ, resident and domiciled in Rio de Janeiro, State of Rio de Janeiro, at Rua Lagoa das

Garças, 200, apt. 704, Zip Code 22793-400, for the positions, respectively, of effective and alternate members of the Fiscal Council.

7.5.1.The investiture of the members of the Fiscal Council hereby elected or reelected, as the case may be, is subject to the signature of the respective investiture instrument, drawn up in the appropriate book, and the acceptance, by such members, of their respective titles by stating that they are fully aware of the law, fulfill all legal requirements for the exercise of said titles and are not prevented from exercising these titles by especial law or due to criminal conviction, or because they are under the effects of a penalty that prohibits, even temporarily, access to public offices, or by bankruptcy, malfeasance, graft or bribery, extortion, embezzlement or crimes against the consumer, against the national financial system, against antitrust laws, against consumer relations, public faith or property.

7.6.To approve, by majority vote, with 931,021,351 votes in favor, 34,338,899 votes 32,116,526 against, and abstentions, in accordance with the Management Proposal, the overall annual compensation of the Management and the Fiscal Council of the Company, in the total anual amount of up to one hundred and thirty-nine million, five hundred and thirty-nine thousand, one hundred and ninety-two Brazilian reais and fifty cents (BRL 139,539,192.50), including: (a) up to nineteen million, one hundred and sixty-three thousand, one hundred and fifteen Brazilian reais and fifty-eight cents (BRL 19,163,115.58), corresponding to the fixed compensation of the members of the Board of Directors; (b) up to one hundred and nineteen million, one hundred and thirty-three thousand, four hundred and thirty Brazilian reais and twenty-six cents (BRL 119,133,430.26), corresponding to the fixed and variable compensation of the members of the Board of Executive Officers; (c) up to one million, two hundred and forty-two thousand, six hundred and forty-six Brazilian reais and sixty-six cents (BRL 1,242,646.66), corresponding to the fixed compensation of the members of the Fiscal Board; and (d) any benefits included in the aforementioned amounts. The fixed compensation approved does not include taxes and charges on compensation that are the responsibility of the Company, as per the guidance of the Annual Circular Letter SEP 2023.

At the Extraordinary General Shareholders’ Meeting:

7.7.To approve, by majority vote, with 1,030,847,981 votes in favor, 7,875 votes against, and 4,029 abstentions, the amendment of the caput of Article 5 of the Company’s Bylaws to reflect the value of the number of shares into which the Company’s share capital is divided, due to the cancellation of treasury shares approved at the Board of Directors meeting held on February 28, 2023.

7.7.1.As a result of the approval of this item “7.7”, the new wording of Article 5 of the Company’s Bylaws will be as follows:

Article 5 – The Company’s share capital, fully subscribed and paid-in, amounts to nine billion, two hundred sixtynine million, two hundred eighty-one thousand, four hundred twenty-four reais and sixty-three cents (BRL 9,269,281,424.63), divided into one billion, three hundred twenty-four million, one hundred seventeen thousand, six hundred and fifteen (1,324,117,615) common shares, all registered, bookentry and without par value.

7.8.To approve, by majority vote, with 1,030,844,583 votes in favor, 9,705 votes against, and 5,597 abstentions, the consolidation of the Bylaws of the Company, in order to reflect the amendment of its Article 5, which was the subject of the deliberation described in item “7.7” above, in accordance with Exhibit VIII to the Management Proposal, as set forth in Exhibit A to these minutes.

7.9.To approve, by majority vote, with 1,030,852,080 votes in favor, 3,876 votes against and 3,929 abstentions, the authorization for the Company’s managers to take all necessary steps to implement the matters approved herein, in accordance with the applicable law.

8.Closure and Approval of the Minutes: Once the resolutions were closed, the Annual and Extraordinary General Shareholders’ Meetings were suspended for the time necessary to draw up these Minutes. After resuming the session, these Minutes were read, found to be in accordance with the discussions, approved and signed by those present, and the shareholders whose distance voting ballots were considered valid by the Company, as well as shareholders who registered their attendance through the electronic system for remote participation provided by the Company, were considered signatories to the minutes, pursuant to paragraph 1 of Section 47 of RCVM 81/22. The voting and abstention statements were presented, authenticated by the board and filed at the head office, and are included in Exhibit B to these minutes. The votes cast by the Distance Voting Ballots mechanism, pursuant to RCVM 81/22, were filed with the Company. The List of Present Shareholders is included in Exhibit C to these Minutes.

Salvador, April 26, 2023.

[The rest of the page was intentionally left blank.]

[Signatures page to the Minutes of the Annual and Extraordinary General Shareholders’ Meetings of Suzano S.A. held on April 26, 2023, at 10:00 a.m.]

Board:

______________________________	______________________________
Iva Maria Souza Bueno Chairperson	Marcella Caram Zerey Secretary

Exhibit A

CONSOLIDATED BYLAWS

BYLAWS

SUZANO S.A.

Publicly Held Company of Authorized Capital

CNPJ/MF n° 16.404.287/0001-55

NIRE n° 29.300.016.331

BYLAWS

CHAPTER I

NAME, HEAD OFFICE, DURATION

AND PURPOSE

Article 1 – SUZANO S.A. (“Company”) is a Brazilian publicly held company with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

Sole Paragraph – With the admission of the Company in the Novo Mercado of B3 S.A. – Brasil Bolsa, Balcão (“B3”), the Company, its shareholders, including its controlling shareholders, managers and audit board members, when installed, are subject to the Novo Mercado Regulations of the B3 (“Novo Mercado Rules”).

Article 2 – The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction.

Article 3 – The Company shall have indeterminate duration.

Article 4 – The objects of the Company are:

(a)	manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood and products related to the printing industry;

(b)	formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management;

(c)	provision of services, and import, export and commercial operation of assets related to the Company’s purposes;

(d)	transportation, by itself or by third parties;

(e)	holding interest as a partner or shareholder in any other company or project;

(f)	operation of port terminals;

(g)	generation and sale of electricity;

(h)	rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities such as maritime operations and signaling;

(i)	rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area; and

(j)	operation of airports and landing fields.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 – The Company’s share capital, fully subscribed and paid-in, amounts to nine billion, two hundred sixty-nine million, two hundred eighty-one thousand, four hundred twenty four reais and sixty-three cents (BRL 9,269,281,424.63), divided into one billion, three hundred twenty-four million, one hundred seventeen thousand, six hundred and fifteen (1,324,117,615) common shares, all registered, book-entry type and without par value.

§ One – The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of seven hundred and eighty million, one hundred and nineteen, seven hundred and twelve (780,119,712) ordinary shares, all exclusively book-entry type.

§ Two – In the event of an increase in capital, pursuant to the terms of the law, the shareholders shall have the preemptive right in subscription of the shares to be issued, in proportion to the number of shares that they hold.

§ Three – The Board of Directors may exclude the right of first refusal for existing shareholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation.

§ Four – In the event of capital increase by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity of shares as those existing at the moment prior to the increase, and the rights attributed to the shares issued by the Company must be fully obeyed.

Article 6 – Any shareholder who for any reason does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of twelve percent (12%) per year and a penalty payment of ten percent (10%) on the amount of the outstanding balance of the call.

CHAPTER III

THE SHAREHOLDERS MEETING

Article 7 – The Shareholders Meeting shall be convened, ordinarily, in one of the four (4) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law.

Sole Paragraph – The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, or (ii) the change or the exclusion of Article 30 below, shall be called, with at least, sixty (60) days in advance.

Article 8 – The Shareholders Meeting shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, by the Chief Executive Officer, or by the Investor Relations Officer and the shareholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The Shareholders Meeting may also be declared to be in session by an attorney-in-fact, appointed for that specific purpose by the Chairman of the Board of Directors or by the Chief Executive Officer.

CHAPTER IV

THE MANAGEMENT

Article 9 – The following are the Company’s management bodies: (a) the Board of Directors: and (b) the Statutory Executive Board of Officers.

Article 10 – The Board of Directors is a committee decision body, and representation of the Company is a private right of the Statutory Chief Executive Officers and Statutory Executive Officers.

§ One – The term of office of the members of the Board of Directors is two (2) years, and that of the Statutory Executive Board of Officers is one (1) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed.

§ Two – The investiture of the managers and members of the Audit Board , sitting and substitute members is conditional to the execution of the instrument of investiture, which shall reflect its subjection to the commitment clause referred to in Article 34 of these Bylaws.

§ Three – The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person, except in the event of a vacancy, subject to the terms of the Novo Mercado Rules.

Article 11 – The Annual Shareholders Meeting shall, annually, determine the global compensation amount of the members of the Board of Directors and Statutory Executive Board of Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Statutory Executive Board of Officers.

SECTION I

THE BOARD OF DIRECTORS

Article 12 – The Board of Directors shall be made up of between five (5) and ten (10) members, resident in or outside Brazil, elected and dismissed by the Shareholders Meeting, who shall appoint a Chairman and up to two (2) Vice-Chairmen from among them.

§ One – Out of the members of the Board of Directors, at least, two (2) or twenty percent (20%), whichever is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, provided that the characterization of the individuals appointed to the Board of Directors as independent board members must be approved at the shareholders’ meeting which elects them.

§ Two – When, due to the calculation of the percentage set forth in the paragraph above, the result generates a fractional number, the Company shall round to the nearest greater whole number.

Article 13 – The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Chief Executive Officer, with a minimum of two (2) days’ notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first (1st) call is at least two-thirds (2/3) of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present, and, on second (2nd) call, the majority of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote.

§ One – Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the three (3) days following meetings, deliver to the head office, or send by e-mail, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion.

§ Two – Any member of the Board of Directors shall have the right to be represented, through written document or through e-mail, by another member of the Board of Directors, whether for the formation of a quorum, or for voting, with the option to indicate, or not, his or her vote. This representation shall be extinguished simultaneously with the closing of the meeting of the Board of Directors.

§ Three – Similarly, votes shall be valid if made by letter, telegram or e-mail, when received by the Chairman of the Board of Directors or his substitute, up to the end of the meeting.

§ Four – The Chairman of the Board of Directors may invite any of the members of the committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, any members of executive committees to the Board of Directors (statutory or not) or the Statutory Executive Board of Officers that not a member of the Board of Directors, and, also, any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.

§ Five – The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors.

Article 14 – The following shall be the attributes of the Board of Directors:

(a)	to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;

(b)	if a Committee is created to evaluate the matter hereof, after listening such committee, to elect, evaluate or dismiss Statutory Executive Officers of the Company, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws, as well as orient the vote of the Company, its subsidiaries or controlled companies, in the election of the managers of the subsidiaries or controlled companies or other companies in which the Company, its subsidiaries or controlled companies hold any equity interest, whenever the Company’s, its subsidiaries or controlled companies investment to which the manager will be elected represents an amount equivalent to at least five percent (5%) of the Company’s net equity, as disclosed in the Company’s Financial Statements for the most recent year-end closing;

(c)	to inspect the management as effected by the Statutory Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or to be signed, and any other actions;

(d)	if a Committee is created to evaluate the matter hereof, after listening such committee, to state an opinion on the management report and accounts of the Statutory Executive Board of Officers;

(e)	if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint and dismiss the independent auditors, subject to the right of veto provided for by law;

(f)	if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the accounting criteria and practices;

(g)	if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;

(h)	if a Committee is created to evaluate the matter hereof, after listening such committee, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets consolidated, which shall be prepared by the Statutory Executive Board of Officers;

(i)	to monitor and evaluate the economic and financial performance of the Company;

(j)	to state opinions on any proposals or recommendations made by the Statutory Executive Board of Officers to the General Shareholders Meeting;

(k)	to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in article 172 of Law No. 6,404/76 (“Corporations Law”);

(l)	subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;

(m)	if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company (except for wholly owned subsidiaries) or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;

(n)	to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;

(o)	if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint the Investor Relations Officer;

(p)	if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize the Statutory Executive Board of Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:

(p.1)to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred in line “m” of this Article;

(p.2)to give a real guarantee of any nature, or to give a chattel mortgage;

(p.3)to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients;

(p.4)to sign any other contracts in accordance with defined limits of authority in relation to amounts;

(p.5)to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws, provided that such acts are legally within its competence;

(p.6)to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;

(q)	to decide on the establishment of a consultative council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;

(r)	to create other committees to advice the Board of Directors, whenever it deems this to be desirable, subject to the terms of Article 15 below;

(s)	if a Committee is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as nonstatutory Executive Officer, who shall report to an Statutory Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Statutory

Executive Officers elected, neither attributing to them, therefore, the condition of member of any statutory organ; and

(t)	if a Committee is created to evaluate the matter hereof, after listening such committee, to define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company's shares, in cases of tender offer (“OPA”) for cancellation of registration as a publicly held company.

Article 15 – The Board of Directors may establish other advisory committees, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the committees shall have an exclusive opinionative character, being that the members of the committees shall not have any deliberative power or responsibility for the resolutions.

§ One – The rules regarding composition, duties and competence of an eventual committee that comes to be created by the Board of Directors are to be defined in the specific act of creation of these committees and/or in the resolutions of the committees that follow their creation.

§ Two – The committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the committees and the expenses of the administrative support structure. When the committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.

Article 16 – The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines “b”, “c” and “d” below, at his exclusive option, of the respective Committees of the Board of Directors:

(a)	to represent the Board of Directors in dealings with other parties;

(b)	to suggest to the Board of Directors the general orientation of the Company’s business to be transmitted to the Statutory Executive Board of Officers;

(c)	to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors; and

(d)	to accompany and give support to the activities of the Statutory Executive Board of Officers and/or of any of its members.

Article 17 – If the Chairman of the Board of Directors is temporarily absent, he shall be substituted by one of the Vice-Presidents of that body, and it shall be for the Chairman of the Board of Directors to indicate the substitute; and when this does not happen, it shall be for the Board of

Directors to make such indication. The same criterion shall be adopted in the same cases for any other member, who shall be substituted by one of his peers.

§ One – If a vacancy occurs on the Board of Directors, the seat may remain vacant until the next Annual Shareholders Meeting, without prejudice of a nomination of a substitute, in order to complete the current mandate, by the remaining directors in a Board of Directors Meeting, in the form of article 150 of the Corporations Law, if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.

§ Two – The substitutions provided for in this Article shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.

SECTION II

THE STATUTORY EXECUTIVE BOARD OF OFFICERS

Article 18 – The Statutory Executive Board of Officers shall be comprised of one (1) Chief Executive Officer and between four (4) and nine (9) Statutory Executive Officers, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be shareholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.

§ One – The participation of Statutory Executive Officers in the meeting, by telephone, videoconference or other means of communication is allowed; and in order to ensure the effective participation and authenticity of their vote, the Statutory Executive Officers shall deliver, within three (3) days following the meetings, at the Company’s headquarters or send by e-mail, documents signed by them confirming their participation and the content of their votes, and such action shall be waived upon the signature of the corresponding minutes of the meeting of the Statutory Executive Board of Officers by said Statutory Executive Officer, which shall refer to the manner in which the Statutory Executive Officer has expressed himself.

§ Two – The area of specific activity and competence of each of the members of the Statutory Executive Board of Officers may be fixed by the Board of Directors, when not specified in these Bylaws.

§ Three – The managers are not permitted to give personal guarantees.

Article 19 – In the temporary absence:

(a)	of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Statutory Executive Board of Officers;

(b)	of any other Statutory Executive Officer, his replacement shall be designated by the Chief Executive Officer, from among the other members or from the direct subordinates of the Statutory Executive Officer who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Statutory Executive Officer shall take part in all the routine activities and shall have all the duties of the said officer, including that of being present at meetings of the Statutory Executive Board of Officers to instruct on matters relating to the Statutory Executive Officer who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted.

§ One – In the event of a seat on the Statutory Executive Board of Officers becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Statutory Executive Officer thus elected shall terminate simultaneously with that of his peers.

§ Two – Subject to the terms of line “b” of the head paragraph of this Article, substitutions made under this Article shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.

Article 20 – The Statutory Executive Board of Officers shall meet on calling by the Chief Executive Officer, or by two (2) Statutory Executive Officers, with up to two (2) days’ prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One – The meetings of the Statutory Executive Board of Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute.

§ Two – Decisions at all meetings of the Statutory Executive Board of Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote.

§ Three – The Statutory Executive Officers may meet independently of the formality of calling, when there is an urgent subject. For this meeting to be valid it is necessary that two-thirds (2/3) of the members of the Statutory Executive Board of Officers to be present or represented, and that the decision be taken unanimously

Article 21 – The following shall be attributions of the Statutory Executive Board of Officers:

(a)	to comply with the terms of these Bylaws, and the decisions of the General Meeting of Shareholders and of the Board of Directors, and cause them to be complied with;

(b)	to administer and manage the Company’s business in accordance with the orientation established by the Board of Directors;

(c)	to produce monthly interim financial statements and deliver them to the Board of Directors;

(d)	to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors;

(e)	to propose to the Board of Directors the approval of the procedures referred to in Articles 27 and 28 of these Bylaws;

(f)	to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial, financial and human resources plans, to be submitted by the Chief Executive Officer to the Board of Directors;

(g)	to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Article 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors, as well as to resolve on investments on wholly owned subsidiaries in any amounts;

(h)	to open and/or close branch offices or warehouses throughout the whole of Brazil;

(i)	to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company’s business; and

(j)	to seek continuous improvement in the organizational climate and results.

Article 22 – In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two (2) of its Statutory Executive Officers.

§ One – The Company may be represented by one (1) Statutory Executive Officer and one (1) person holding a power of attorney, by two (2) persons holding powers of attorney or even by one (1) person holding a power of attorney, provided that the power of attorney itself is given by two (2) Statutory Executive Officers, provided that the said power of attorney precisely and consistently specifies the powers that it gives and its period of validity.

§ Two – No powers may be subrogated under any power of attorney, except for the purposes of court proceedings and in-court representation.

§ Three – The Company may, subject to the terms of this Article, be represented by a single Statutory Executive Officer, or by an attorney-in-fact with specific powers to practice any of the following acts:

(a)	in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company’s account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

(b)	representation of the Company before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital companies or foundations, solely for administrative purposes;

(c)	representation of the Company before the Labor Courts, the Public Attorneys’ Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation; and

(d)	representation of the Company in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company.

§ Four – Except for purposes of the Courts, and of representation of the Company in administrative disputes and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to June 30 of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.

Article 23 – The following are attributions of the Chief Executive Officer:

(a)	without prejudice to the terms of Article 22 above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney;

(b)	to represent the Company in its public and private relationships at high level;

(c)	to oversee all the Company’s activities in conformity with the orientation established by the Board of Directors;

(d)	to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Statutory Executive Board of Officers and the Board of Directors;

(e)	to submit to examination by the Statutory Executive Board of Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

(f)	to stimulate good relations between the Statutory Executive Board of Officers, eventual committees and the Board of Directors, based on the interests of the Company;

(g)	to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company’s activities and investments, discussing all the material aspects with him;

(h)	to propose to the Board of Directors:

(h.1)	setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

(h.2)	decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

(h.3)	acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests; and

(h.4)	formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies.

Sole Paragraph – Service of process on the Company shall be valid only when served on the Chief Executive Officer and one (1) other Statutory Executive Officer.

CHAPTER V

THE AUDIT BOARD

Article 24 – The Audit Board is a non-permanent body, and shall be duly installed upon request of the shareholders, in accordance with the applicable laws. One installed, the Audit Board shall be comprised by three (3) to five (5) sitting members and an equal number of substitute members, appointed by the Shareholders Meetings, and shall be govern by the applicable laws and rulings, by these Bylaws and by its Internal Rules.

§ One – In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

§ Two – The sitting members of the Audit Board shall be entitled to receive a fixed compensation determined by the Shareholders Meeting, respected the minimum legal limit, and shall not be entitled to receive any additional compensation of the Company, by any company controlled by it or colligated, except if this additional compensation arises from, or is related to, services rendered to the Company prior to its appointment, or may not compromise the exercise of the duties of audit board member.

CHAPTER VI

THE STATUTORY AUDIT COMMITTEE

Article 25 – The Company shall have a Statutory Audit Committee (“SAC”), a collegiate body of advice and instruction directly related to the Company’s Board of Directors, with the purpose of supervising the quality and integrity of financial reports, adherence to legal, statutory and regulatory laws, adequacy of processes related to risk management and activities of internal and independent auditors.

§ One – The SAC shall have its own Internal Rules, approved by the Board of Directors, which shall provide in detail its duties, as well as operational procedures, in compliance with the laws in force and the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the Company’s securities are listed.

§ Two – The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, in accordance with the following criteria: (i) at least one of the members of the SAC shall be an independent member of the Company, according to the definition of the Novo Mercado Rules; (ii) at least one of the members of the SAC shall not be a member of the Board of Directors of the Company; (iii) the members of the SAC shall not integrate the Statutory Executive Board of Officers of the Company; (iv) the majority of the members shall meet the independence requirements indicated in CVM Instruction No. 308, of May 14, 1999, as amended; (v) at least one (1) member shall have a recognized experience in matters of corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the securities are listed of the Company; and (vi) the same member may accumulate the characteristics described in items “i” and “v” above. The SAC shall have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC.

§ Three – It is prohibited the participation of the Company’s Statutory Executive Officers, its controlled, controlling, colligated or companies in common control, direct or indirectly, in the SAC.

§ Four – The SAC shall have the following duties:

(a)	evaluate the quarterly financial information, interim financial statements and financial statements;

(b)	supervise the financial area;

(c)	ensure that the Statutory Executive Board of Officers develops reliable internal controls;

(d)	ensure that the internal audit and the internal control areas perform its duties and that the independent auditors analyze, through its own review, the practices of the Statutory Executive Board of Officers and internal audit;

(e)	establish with the independent audit the work plan and the fee proposal;

(f)	issue opinions on the hiring, compensation and replacement of the services of the independent audit;

(g)	interact with the independent audit on matters related to the audit procedure;

(h)	evaluate, monitor and recommend to management the correction or improvement of the Company’s internal policies, including the policy of related party transactions; and

(i)	evaluate and monitor the Company’s risk exposures.

§ Five – The Board of Directors shall determine the compensation of the SAC’s members, as well as the budget to cover the costs of its function.

§ Six – The SAC shall have the means necessary to receive and process complaints, including confidential, internal and external to the Company, regarding noncompliance with legal and regulatory provisions applicable to the Company, in addition to internal rules and codes, including specific procedures for the protection of the provider and the confidentiality of the complaint.

CHAPTER VII

FINANCIAL STATEMENTS AND ALLOCATION OF NET PROFIT

Article 26 – The business year shall coincide with the calendar year, thus terminating on December 31 of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the Annual Shareholders Meeting a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law:

(a)	a minimum of five percent (5%) for the Legal Reserve, until it reaches twenty percent (20%) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed thirty percent (30%) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;

(b)	the amounts allocated to Contingency Reserves, if constituted;

(c)	the amount necessary for the payment of the minimum mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) twentyfive percent (25%)

of the annual net profit adjusted in accordance with article 202 of the Corporations Law; or (ii) ten percent (10%) of the consolidated Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with Paragraph 3 of this Article; and

(d)	the balance, if any, shall be allocated in such a way as the Statutory Executive Board of Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to ninety percent (90%) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed eighty percent (80%) of the registered capital. The remainder shall be allocated to the Special Reserve under these Bylaws for ensuring continuity of semi-annual distribution of dividends, until such reserve reaches twenty percent (20%) of the registered capital.

§ One – As provided for in article 197 of the Corporations Law and its subparagraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the Shareholders Meeting may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.

§ Two – Under article 199 of the Corporations Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the Shareholders Meeting shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

§ Three – For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in line “c” of Article 26, consolidated “Operational Cash Generation” means the result of the following formula:

GCO = Adjusted EBITDA – Maintenance Capex

Where:

“GCO” means the consolidated Generation of Operational Cash of the Fiscal Year, expressed in national currency.

“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion.

“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets.

“Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.

§ Four – Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in line “c” of this Article.

§ Five – The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Statutory Executive Board of Officers, in the circumstances and within the form and limits allowed by law.

Article 27 – On a proposal by the Statutory Executive Board of Officers, approved by the Board of Directors, the Company may pay a compensation to the shareholders, as interest on their equity, up to the limit established by article 9 of Law No. 9,249, December 26, 1995; and in accordance with sub-paragraph 7 of that article any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.

Article 28 – Interim financial statements shall be prepared on the last day of June of each year, and the Statutory Executive Board of Officers may:

(a)	declare a semi-annual dividend, on account of the annual dividend;

(b)	raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves;

(c)	declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual or half yearly financial statements, on account of the annual dividend.

Article 29 – The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM. Such auditors shall be chosen and/or dismissed by the Board of Directors, subject, as the case may be, to the terms of paragraph 2 of article 142 of the Corporations Law.

CHAPTER VIII

TENDER OFFER IN CASE OF ACQUISITION OF RELEVANT INTEREST

Article 30 – Any Person (as defined in paragraph one below) solely or jointly with another Bound Person(s), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of Relevant Interest (as defined in paragraph one below) the Company shall, within the maximum term of thirty (30) days counting from the date of the event which results in the ownership of the Relevant Interest, launch or, in the case of a registered tender offer in the terms of CVM Rule 361/02, file a registry request before CVM of, an OPA for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) forty eight (48) days counting from the launch of the offer not subject to registration, and (b) one hundred and eighty (180) days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.

§ One – For the purposes of these Bylaws:

(a)	"Outstanding Shares" means all shares issued by the Company, except those (i) owned, directly or indirectly, by the controlling shareholder or persons related thereto; (ii) in the Company's treasury; (iii) held by a company controlled by the Company; or (iv) directly or indirectly held by the managers of the Company;

(b)	“Derivatives” means any derivatives liquidated in shares issued by the Company and/or by means of payment in currency, traded on the stock exchange, organized or privately traded, that are referenced in shares or any other security issued by the Company;

(c)	“Other Rights of Corporate Nature” means (i) usufruct or trust on shares issued by the Company, (ii) options to purchase, subscribe or exchange, for any purpose, that may result in the acquisition of shares issued by the Company; or (iii) any other right that permanently or temporarily secures political or shareholder rights over shares issued by the Company, including American Depositary Receipts (ADRs);

(d)	“Relevant Interest” means the amount of shares issued by the Company (or its legal successors) in a percentage equal to or greater than twenty percent (20%) of the total shares issued by it;

(e)	“Person” means any person including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad; and

(f)	“Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the controlling shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons.

§ Two – The OPA shall be (i) addressed to all shareholders of the Company, (ii) executed in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of Paragraph Three below, and (iv) paid at sight, in national currency, against the acquisition in the OPA of shares issued by the Company.

§ Three – The acquisition price of each share issued by the Company in the OPA will be the highest of the following values:

(a)	Economic Value to be determined in a valuation report drafted pursuant to § Thirteen and § Fifteen of this article, in compliance with applicable legal and regulatory rules (“Economic Value”); and

(b)	one hundred and forty-five percent (145%) of the highest unit quotation of shares issued by the Company on any stock exchange in which the Company’s shares are traded, during the period of twenty-four (24) months prior to the OPA, duly updated by the reference rate of monetary adjustment of the Special Settlement and Custody System – SELIC (or the index that replaces it) up to the time of payment.

§ Four – The execution of the OPA mentioned in the caput of this Article shall not exclude the possibility of a third party submitting a competing OPA, in accordance with the applicable regulations.

§ Five – The Person shall be obliged to comply with any requests or requirements of the CVM regarding the OPA, within the maximum periods prescribed in the applicable regulations.

§ Six – In the event that a Person does not comply with the obligations imposed by this Article, including with respect to meeting the maximum terms (i) for the execution of the OPA, or (ii) to attend to any requests or requirements of the CVM, the Company's Board of Directors shall call an Extraordinary General Meeting, in which such Person may not vote, to resolve the suspension of the exercise of the rights of the Person who has not complied with any obligation imposed by this Article, as provided in article 120 of the Corporations Law.

§ Seven – Any person who acquires or becomes holder, in Brazil or abroad, of other rights, including (i) Other Rights of Corporate Nature of shares issued by the Company, or that may result in the acquisition of shares issued by the Company, or (ii) Derivatives (a) that give rise to the

Company's shares or (b) which give the right to receive the corresponding amount of the Company's shares, which results in such Person becoming a holder of a Relevant Interest, shall be equally obliged to, in the maximum term of 30 (thirty) days as from the date of the event that resulted in the ownership of the Relevant Interest, launch or, in the case of an offer to be registered pursuant to CVM Rule 361/02, file a request for registration with the CVM of an OPA for the acquisition of the totality of the shares issued by the Company, observing the provisions of this Article 30.

§ Eight – The obligations contained in article 254-A of the Corporations Law and Article 31 of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this Article.

§ Nine – For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in line ”d” of Paragraph One of this Article, will not be computed the involuntary increases of equity interest resulting from cancellation of shares in treasury or redemption of shares.

§ Ten – If CVM regulations applicable to the OPA determines the adoption of a calculation criterion for the determination of the acquisition price in the OPA of each share issued by the Company that results in a purchase price higher than that determined in the terms of Paragraph Three above, the acquisition price calculated in accordance with CVM regulations shall prevail at the time of the OPA.

§ Eleven – The provisions of this Article 30 do not apply to the direct and indirect controlling shareholders of the Company on September 29, 2017, and to its Successors (defined below).

§ Twelve – For the purposes of paragraph eleven of Article 30 above, “Successors” of the direct and indirect controlling shareholders of the Company, their respective spouses, companions, heirs, legatees, assigns and successors who, for any reason, including corporate reorganizations, become holders of the shares (and/or of the voting rights inherent to them) and/or Other Rights of Corporate Nature related to the shares held or which will be held by the direct and indirect controlling shareholders of the Company on September 29, 2017.

§ Thirteen - The appraisal report referred to in Paragraph Three of this Article shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and controlling shareholder(s). Further, the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law.

§ Fourteen - The selection of the institution or specialized company responsible for determining the Economic Value of the Company is an exclusive competence of the Shareholders’ Meeting, based on the presentation, by the Board of Directors, of a triple list, provided that the respective resolution, not counting blank votes, shall be approved by a majority of votes of shareholders representing the Outstanding Shares attending such Shareholders’ Meeting, which, if installed by the first call notice, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or, if installed by the second call notice, may count on the presence of any number of shareholders holding Outstanding Shares.

§ Fifteen - The costs arising from the preparation of the valuation report shall be borne entirely by the offeror.

CHAPTER IX

SALE OF CONTROL

Article 31 – The direct or indirect sale of control of the Company, either through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of the control undertakes to execute the tender offer of shares, which shall contemplate shares issued by the Company owned by the other shareholders, observing the conditions and terms established in the current legislation, regulations and the Novo Mercado Rules, in order to assure them equal treatment to that given to the selling shareholder.

CHAPTER X

PROCEDURES FOR NEW ACQUISITIONS

Article 32 – Any Person who holds Outstanding Shares of the Company, in an amount greater than five percent (5%) of the total shares issued by the Company and that wishes to carry out a new acquisition of shares issued by the Company (“New Acquisition”), shall be obliged, prior to each New Acquisition, to communicate in writing to the Company's Investor Relations Officer, at least three (3) business days prior to the date of the New Acquisition: (i) the number of Outstanding Shares that it intends to acquire; (ii) the intention to acquire; (iii) if it has an interest to appoint a member to the Board of Directors or to the Company’s Audit Board; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to its investment in the Company.

§ One – In addition, the Person characterized in the caput of this Article will be obliged to make each New Acquisition in B3, being prohibited to carry out private or over-the counter market trades.

§ Two – The Investor Relations Officer is authorized, on his own initiative or in response to a request made by the regulatory bodies, to request that the Company's shareholders or Group of Shareholders report their direct and/or indirect shareholding composition, as well as the composition of the Its direct and/or indirect control block and, if applicable, the corporate and corporate group, in fact or in law, of which they form part.

§ Three – In the event that the Person does not comply with the obligations imposed by this Article, the provisions of Article 30, Seventh Paragraph, above.

CHAPTER XI

LIQUIDATION

Article 33 – The Company shall enter into liquidation in the circumstances provided for by law, and the Shareholders Meeting shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation.

CHAPTER XII

ARBITRATION PROCEEDING

Article 34 – The Company, its shareholders, managers and members of the Audit Board, sitting or substitute members, if any, undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), pursuant to its regulation or controversies that may arise between them, relating to or arising from their condition as an issuer, shareholder, administrator and/or member of the Audit Board, in special,  of the provisions contained in Law No. 6,385/76, the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the other regulations of B3 and the Novo Mercado Listing Agreement.

* * * *

Exhibit B

VOTING STATEMENTS

DocuSign Envelope ID: 74DF66E0-15EA-46B3-A0C4-128DD819658D

DYNAMO

Rio de Janeiro, 25 de abril de 2023.

À
SUZANO S.A.
e-mail: ri@suzano.com.br e societario@suzano.com.br

A.C./: Presidente e Secretário da Mesa da Assembleia Geral Ordinária da Suzano S.A.

Prezados Senhores,

A Dynamo Administração de Recursos Ltda., inscrita no CNPJ/MF sob o nº 72.116.353/0001-62, e a Dynamo Internacional Gestão de Recursos Ltda., inscrita no CNPJ/MF sob o nº 07.880.927/0001-02, ambas com sede na Av. Ataulfo de Paiva, nº 1.235, 6º andar, Leblon, na cidade e Estado do Rio de Janeiro ("Dynamo"), na qualidade de instituições gestoras dos fundos e veículos de investimento listados no Anexo I e detentores de participação no capital social da Suzano S.A. ("Suzano" ou "Companhia"), vêm pela presente apresentar voto de louvor no que tange à matéria constante no item 1.6 do edital de convocação da Assembleia Geral Ordinária da Companhia.

A Dynamo atribui grande importância ao modelo de remuneração de administradores adotado pelas companhias investidas, especialmente diante do impacto da matéria na governança corporativa das sociedades. Valorizamos e incentivamos a adoção de estruturas de remuneração que combinem meritocracia e alinhamento de longo prazo.

Neste contexto e dentro do espírito de diálogo franco e construtivo que pauta nossa atuação como acionistas de longo prazo da Suzano, vínhamos expondo nossas ressalvas em relação à questão da assimetria de remuneração entre os membros do Conselho de Administração da Companhia.

Assim, recebemos com satisfação a decisão da administração da Suzano de revisitar e aprimorar o modelo de remuneração dos membros de seu Conselho de Administração. A estrutura agora proposta para os membros do Conselho de Administração é uma evolução positiva em prol de um melhor funcionamento deste órgão.

DYNAMO
Av. Ataulfo de Paiva, nº 1.235, 6º andar, Leblon, Rio de Janeiro – RJ, 22440-034 – tel (21) 2512-9394

Exhibit C

LIST OF SHAREHOLDERS

Pursuant to paragraphs 1 and 2 of Section 47 of CVM Resolution No. 81/22, the shareholders present are considered signatories of the minutes of this Meeting:

At the Annual General Shareholders’ Meeting

Shareholders present via the electronic participation system:

The Bank of New York ADR Department

By Proxy: Daniel Alves Ferreira, CPF: 205.862.458-04

Amundi Esg Global Low Carbon Fund; Amundi Funds; Amundi Index Solutions; Best Investment Corporation; Fidelity Funds - Latin America Fund; IT Now Ibovespa Fundo de Índice; IT Now Igct Fundo de Índice; IT Now Imat Fundo de Índice; IT Now Ise Fundo de Índice; IT Now Pibb Ibrx-50 Fundo de Índice; Itaú Ações Dividendos FI; Itaú Caixa Ações - Fundo de Investimento; Itaú Dunamis Advanced Fundo de Investimento em Ações; Itaú Excelencia Social Ações FI; Itaú Ftse Rafi Brazil 50 Capped Index FIA; Itaú Governanca Corporativa Ações - Fundo de Investimento; Itaú Hunter Total Return Multimercado Fundo de Investimento; Itaú Ibovespa Ativo Master FIA; Itaú IBrX Ativo Master FIA; Itaú Index Ações Ibovespa - Fundo de Investimento; Itaú Index Ações IBrX - Fundo de Investimento; Itaú Master Global Dinamico Multimercado FI; Itaú Master Global Dinìmico Ultra Multimercado FI; Itaú Master Momento Ações Fundo de Investimento; Itaú Momento IQ Ações Fundo de Investimento; Itaú Phoenix IQ Ações Fundo de Investimento; Itaú Previdência IBrX FIA; Itaú SP/B3 Low Volatility FIA; Lcl Actions Emergents; Most Diversified Portfolio Sicav; Quantamental Hedge Master FIM; e Stichting Pensioenfonds Voor de Architectenbureaus

By Proxy: Daniel Alves Ferreira, CPF: 205.862.458-04

Ascese Fundo de Investimento em Ações; Dynamo Brasil I LLC; Dynamo Brasil III LLC; Dynamo Brasil IX LLC; Dynamo Brasil V LLC; Dynamo Brasil VI LLC; Dynamo Brasil VIII LLC; Dynamo Brasil XIV LLC; Dynamo Brasil XV LP; e Dynamo Cougar Master – FIA

By Proxy: Bruno Pinheiro Lima Rapparini Soares, CPF: 132.354.527-10

Alden Fundo de Investimento em Ações; Daniel Feffer; David Feffer; Fundação Arymax; Jorge Feffer; Polpar S/A; Ruben Feffer; e Suzano Holding S.A.

By Proxy: Maria Cecília Castro Neves Ipiña, CPF: 938.418.767-49

Guilherme Marques Jardim

Shareholders present by means of a distance voting ballot:

By bookkeeper:

1895 Fonds Fgr; AB Bond Fund, Inc. - AB All Market Real Return Portfolio; Aberdeen Inv Funds Icvc III - Aberdeen Global Emerg M Q e FD; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abu Dhabi Retirement Pensions and Benefits Fund; Advanced Series Trust - Ast Prudential Growth Allocation Por; Advanced Series Trust - Ast T. Rowe Price Growth Opp. Portf.; Aegon Custody BV; Aegon Custody BV RE MM Emerging Markets Fund; Alaska Common Trust Fund; Alaska Permanent Fund; Alberta Investment Management Corporation; Alliancebernstein Collective Investment Trust Series; Allianz GL Investors Gmbh ON Behalf of Allianzgi-fonds Dspt; American Heart Association, Inc.; Andra Ap-fonden; Arero - Der Weltfonds -nachhaltig; Aria CO Pty Ltd as Trustee for Combined Investments Fund; Arizona Psprs Trust; Ascension Alpha Fund, LLC; Asset Management Exchange Ucits Ccf; Australiansuper Pty Ltd as Trustee for Australiasuper; Avadis Fund - Aktien Emerging Markets Index; Aviva I Investment Funds Icvc - Aviva I International I T F; Aviva Investors; Aviva Life Pensions UK Limited; Axa Investment Managers Schweiz AG ON Behalf of AX; Barclays Multi-manager Fund Public Limited Company; Barra Fundo de Investimento em Ações; Bellsouth Corporation Rfa Veba Trust; Betashares Climate Change Innovation ETF; Bewaarstichting Nnip I; Bill and Melinda Gates Foundation Trust; Bimcor Global Equity Pooled Fund; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Global Index Funds; Blackrock Institutional Trust Company na; Blackrock Life Limited - DC Overseas Equity Fund; Blackrock Msci Emerging Markets Minimum Volatility Index F; Blackrock Strategic Funds - Blackrock Dynamic Diversifi; Blk Magi Fund; Bmo Msci Emerging Markets Index ETF; Bny Mellon Investment Funds I - B M Diversified e M F; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; Bpi Brasil, Fundo de Investimento Aberto Flexivel; Bridgewater All Weather Sustainability 11 LP; Bridgewater All Weather Sustainability, LP; British Columbia Investment Management Corporation; Bureau of Labor Funds - Labor Pension Fund; Bureau of Labor Funds - Labor Retirement Fund; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; California State Teachers Retirement System; Canada Pension Plan Investment Board; Canada Post Corporation Registered Pension Plan; Caterpillar Inc Master Retirement T; Caterpillar Investment Trust; Catholic Responsible Investments International Equ; Causeway Emerging Markets Equity Cit; Causeway Emerging Markets Fund; Causeway Funds Plc; Causeway International Opportunities Fund; Causeway International Opportunities Group Trust; Causeway Multi-fund LLC - Emerging Markets Equity Series A; Central Provident Fund Board; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chang Hwa Com BK Ltd IN Its Cap as M Cust of P Lat A EQ FD; Chevron UK Pension Plan; Cibc Emerging Markets Equity Index ETF; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; Cititrust Ltd A T Vang Fds S - Vanguard Moderate Growth Fund; Cititrust Ltd A T Vanguard Fds Series Vanguard Income Fund; City of Los Angeles Fire and Police Pension Plan; City of New York Deferred Compensation Plan; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Civil Aviation Authority Pension Scheme; Claritas Long Short Master Fundo Investimento Multimercado; Claritas Quant Master FIM; Claritas Quant Master II FIA; Clinton Nuclear Power Plant Qualified Fund; College Retirement Equities Fund; Colonial First State Investment Fund 50; Colonial First State Wholesale Indexed Global Shar; Colorado Public Employees Ret. Association; Commingled Pension Trust Fund Emerging Markets Research Enha; Commonwealth Bank Group Super; Commonwealth Global Share Fund 16; Commonwealth Specialist Fund 4; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital

Mkts Funds Emer Markets Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Custody B. of J. Ltd. Re: Stb D. B. S. M. F.; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody Bank of Japan, Ltd. as TR F e Equity D IN PL F (ppf); Custody Bank of Japan, Ltd. as TR F e M e IN P M Fund; Custody Bank of Japan, Ltd. as TR F Hsbc Brazil New MO Fund; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Dela Depositary Asset Management B.V.; Desjardins RI Emerging Markets - Low Co2 Index ETF; Desjardins RI Emerging Markets Multifactor - Low C; Desjardins RI Global Multifactor - Fossil Fuel Res; Deutsche Asset Management S.A. for Arero - Der Wel; Deutsche Asset Wealth Management Investment Gmbh for D Gpf; Deutsche Invest I Brazilian Equities; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Dimensional Emerging Core Equity Market ETF of Dim; Diversified Real Asset Cit; Durham County Council Pension Fund; Dws Advisors Emerging Markets Equities-passive; Dws I. Gmbh for Deam-fonds Kg-pensionen; Dws Invest Latin American Equities; Eastspring Investments; Eaton Vance Int (ir) F Plc-eaton V Int (ir) Par em Mkt Fund; Eaton Vance TR CO CO TR FD - PA Str em Mkts EQ Com TR FD; em Brazil Trading LLC; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Equity Fund; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Equity Select ETF; Emerging Markets Fund; Emerging Markets Great Consumer Fund; Emerging Markets Index Non-lendable Fund; Emerging Markets Index Non-lendable Fund B; Employees Retirement System of Georgia; EQ/Emerging Markets Equity Plus Portfolio; Eurizon Capital S.A.; Eurizon Emerging Leaders Esg 50 - Gennaio 2027; Eurizon Emerging Leaders Esg 50 - Luglio 2026; Eurizon Emerging Leaders Esg 50 - Novembre 2026; Eurizon Emerging Leaders Esg 50 - Settembre 2026; European Central Bank; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Exelon Generation Comp, LLC Tax Qualified Nuclear Decomm Par; Federated Hermes Global Allocation Fund; FI CE I PO LLC Fidelity Emerging Markets Equity Central Fund; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Global Ex-u.S. Equity Index Institutional; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Investments Money Management Inc; Fidelity Investmet Trust: Fidelity Emerging Markets Discover; Fidelity Rutland Square Trust Ii: Strategic A e M Fund; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; First Trust Bick Index Fund; First Trust Bloomberg Emerging Market Democracies; First Trust Brazil Alphadex Fund; First Trust Gll Fund Plc - First TR Emerg Mkts Alph Ucits ET; First Trust Global F Plc - First T G e Income Ucits ETF; First Trust Latin America Alphadex Fund; First Trust Riverfront Dynamic Emerging Markets ETF; Fisher Investments Institutional Funds Public Ltd Company; Flexshares Emerging Markets Low Volatility Climate; Flexshares Esg and Climate Emerging Markets Core Index Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Flexshares Morningstar Global Upstream Resources Index Fund; Florida Retirement System Trust Fund; Fondo Pensione Laborfonds; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; Franklin Libertyqt Emerging Markets Index ETF; Franklin Libertyshares Icav; Freedom 100 Emerging Markets ETF; Fundamental Low V I e M Equity; Fundpartner Solutions (suisse) SA - Turicum - Aktien - Und I; Future Fund Board of Guardians; Gallery Trust - Mondrian e. M. Value Equity Fund; Gam Investment Management (switzerland) AG F Z I I-z A e M P; General Pension and Social Security Authority; Gmo Climate Change Fund, A Series of Gmo Trust; Gmo Climate Change Investment Fund, A Sub-fund of; Gmo Climate Change Select

Investment Fund, A Sub-f; Gmo Climate Change Trust; Gmo Global R Return (ucits) F, A Sub-fund of Gmo Funds Plc; Gmo Implementation Fund, A Series of Gmo Trust; Gmo Resource Transition Fund, A Series of Gmo Trus; Gmo Resources Fund, A Series of Gmo Trust; Gmo Resources Ucits Fund, A Sub-fund of Gmo Invest; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Guidemark Emerging Markets Fund; H.e.S.T. Australia Limited; Halliburton CO Employee Benefit Master Trust; Handelsbanken Brasilien Tema; Handelsbanken Emerging Markets Index; Handelsbanken Global Index Criteria; Handelsbanken Latinamerika Tema; HC Capital Trust the Emerging Markets Portfolio; Hexavest Emerging Markets Fund; Houston Municipal Employees Pension System; Hsbc Bank Plc as Trustee of State Street Aut Emerg; Ibm 401 (k) Plus Plan; Illinois Municipal Retirement Fund; Imco Emerging Markets Public Equity LP; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; Intech Global All Country Enhanced Index Fund LLC; International Equity Fund; International Expatriate Benefit Master Trust; International Monetary Fund; Invesco Cleantech ETF; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Purebetasm Ftse Emerging Markets ETF; Invesco Rafi Fundamental Global Index Trust; Investeringsforeningen D. I. I. G. AC R. - A. KL; Investeringsforeningen D. I. I. G. e. M. R. - A. KL; Investeringsforeningen Danske Invest Select; Investeringsforeningen Nordea Invest Emerging Mkts e. KL; Investeringsforeningen Sparinvest Index Emerging Markets; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Emerging Markets Imi Index ETF; Ishares Core Msci Total International Stock ETF; Ishares Edge Msci Min Vol Emerging Markets ETF; Ishares Edge Msci Multifactor Emerging Markets ETF; Ishares Edge Msci Multifactor Global ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Timber Forestry ETF; Ishares II Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Acwi Low Carbon Target ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Public Limited Company; Ishares VI Public Limited Company; Itaú Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; J.P. Morgan Trust Company (jersey) L. as T. of B. I J. Funds; Jeffrey LLC; Jnl Emerging Markets Index Fund; John Hancock Emerging Markets Equity Fund; John Hancock Funds II Emerging Markets Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Trust Company Collective Investment T; John Hancock Variable Ins Trust Intern Equity Index Trust; Jpmorgan Emerging Markets Research Enhanced Equity Fund; Jpmorgan Etfs (ireland) Icav; Jpmorgan Funds; Kaiser Foundation Hospitals; Kaiser Permanente Group Trust; Kapitalforeningen Emd Invest, Emerging Markets Ind; Kapitalforeningen Laegernes Pensionsinvestering, Lpi Aem III; Kapitalforeningen Pensam Invest, Psi 3 Globale Aktier 3; Kapitalforeningen Sampension Invest, Gem Enhanced; Kraneshares Msci Emerging Markets EX China Index e; Laerernes Pension Forsikringsaktieselskab; Lattice Emerging Markets Strategy ETF; Lazard Asset Management LLC; Lazard Emerging Markets Equity Advantage Portfolio; Lazard Global Active Funds, Plc; Leblon 70 Brasilprev Fundo de Investimento Multimercado Fife; Leblon Ações I Master FIA; Leblon Ações II Master FIA; Leblon Icatu Previdência FIM; Leblon Prev FIM Fife; Legal & General Diversified Fund; Legal & General Future World Esg Emerging Markets; Legal & General Icav; Legal & General International Index Trust; Legal and General Assurance Pensions Mng Ltd; Legal and General Assurance Society Limited; Legal General Ccf; Legal General Collective Investment Trust; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Leia Group Trust; LF Wales PP Emerging Markets Equity Fund; Lgiasuper Trustee; Lgps Central

Emerging Markets Equity Active Multi; Los Angeles County Employees Ret Association; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Maximum Diversification Emerging Markets Index ETF; Macquarie Multi-factor Fund; Macquarie True Index Emerging Markets Fund; Managed Pension Funds Limited; Manulife Emerging Markets Fund; Manulife Investment Manag Emerging Markets Equity Pooled Fun; Manulife Investment Management II Icav; Manulife Sobeys Mfs Emerging Markets Fund UT; Maryland State Retirement and Pension System; Massmutual Select T. Rowe Price International Equi; Master Trust for Certain Tax-qualified Bechtel Retirement PL; Mbb Public Markets I LLC; Memorial Sloan Kettering Cancer Center; Mercer Private Wealth International Focused Equity Pool; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Mfs Development Funds, LLC; Mfs Emerging Markets Equity Fund; Mfs Emerging Markets Equity Fund (can); Mfs Emerging Markets Equity Research Fund; Mfs Emerging Markets Equity Trust; Mfs Heritage Trust Company Collective Investment Trust; Mfs International New Discovery Fund; Mfs Meridian Funds - Emerging Markets Equity Fund; Mfs Meridian Funds - Emerging Markets Equity Resea; Mfs Variable Insurance Trust II -mfs e M Equity Portfolio; Ministry of Economy and Finance; Mirae Asset Global Discovery Fund; Mlc Masterkey Unit Trust Mlc PL Global Fund; Mobius Life Limited; Momentum Global Funds; Mondrian All Countries World EX US EQ Fund LP; Mondrian Emerging Markets Equity Esg Fund, L.P.; Mondrian Emerging Markets Equity Fund; Mondrian Emerging Markets Equity Fund, LP; Mondrian Emerging Markets Equity Parallel Fund, L.P.; Mondrian Emerging Markets Ex-china Equity Fund, L.; Mondrian Master Collective Investment Trust; Morningstar International Shares SC Fund; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Equity Index Fund B - Brazil; Municipal e Annuity A B Fund of Chicago; Nat West BK Plc as TR of ST James PL GL Equity Unit Trust; Nat West BK Plc as TR of ST James PL ST Managed Unit Trust; National Council for Social Security Fund; National Employment Savings Trust; National Philanthropic Trust; New Airways Pension Scheme; New Ireland Assurance Company Public Limited Company; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York Life Insurance and Annuity Corporation; New York State Common Retirement Fund; New York State Teachers Retirement System; New Zealand Superannuation Fund; NN (l); NN Paraplufonds 1 N.V; Nomura Funds Ireland Plc - American Century Emergi; Nordea 1, Sicav- Nordea 1- Latin American Equity Fund; Nordea 2 Sicav; Norges Bank; Northern Emerging Markets Equity Index Fund; Northern Multi - Manager Emerging Markets Equity Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets EX Chin; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Nvit International Equity Fund; Ohio Police and Fire Pension Fund; Oklahoma Public Employees Retirement System; Old Westbury Large Cap Strategies Fund; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Oregon Public Employees Retirement System; Pacific Gas A EL Comp NU F Q Cpuc Dec Master Trust; Pacific Select Fund - PD Emerging Markets Portfolio; Panagora Dynamic Flexible Emerging Market Fund; Parametric Emerging Markets Fund; Parametric Tax-managed Emerging Markets Fund; Parametric Tmemc Fund, LP; People S Bank of China; Pepsico Inc. Master Retirement Trust; Pgim Funds Public Limited Company; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet - Global Megatrend Selection; Pictet CH Institucional-emerging Markets Tracker; Pictet Global Selection Fund - G G M Fund; Pimco Equity Series: Pimco Rafi Dynamic Multi-factor Emergin; Pinebridge Esg Quantitative Income and Growth

Fund; Pioneer Emerging Markets Equity Fund; Platinum Capital Limited; Platinum Global Fund; Platinum Global Opportunities Master Fund Ltd; Platinum International Fund; Platinum Unhedged Fund; Platinum World Portfolios Public Limited Company; Pool Reinsurance Company Limited; Poplar Tree Fund of American Investment Trust; Prime Super; Principal Funds, Inc - Diversified Real Asset Fund; Prudential Assurance Company Singapore (pte) Ltd; Prudential Investment Portfolios 2 - Pgim Qma e. M. e. Fund; Prudential Retirem Insurance and Annuity Comp; Prudential Trust Company; Prudential World Fund Inc. - Pgim Qma I. e. Fund; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Sector Pension Investment Board; Qic International Equities Fund; Qic Listed Equities Fund; QS Investors Dbi Global Emerging Markets Equity Fund LP; Qsuper; Quilter Investors Timber Equity Fund A Sub Fund of; Railways Pension Trustee Company Limited; Rbc Quant Emerging Markets Dividend Leaders ETF; Rbc Quant Emerging Markets Equity Leaders ETF; Regime de Retraite D Hydro-quebec; Robeco Capital Growth Funds; Russel Emerging Markets Equity Pool; Russell Institutional Funds, LLC - Rem Equity Plus Fund; Russell Investment Company Emerging Markets Fund; Russell Investment Company Public Limited Company; Russell Investment Company Tax-managed Real Assets; Russell Investment Management Ltd as Trustee of the Russell; Russell Investment Management Ltd.as T of the R M-a F e Fund; Russell Investments Sustainable Global Shares EX F; Russell TR Company Commingled e. B. F. T. R. L. D. I. S.; Rutgers, the State University; Santander Sicav; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schlumberger Group Trust Agreement; Schlumberger International Staff Retirement Fund, Fcp - Sif; Schroder International Selection Fund; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scotia Emerging Markets Equity Index Tracker ETF; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scottish Widows Managed Investment Funds Icvc -int; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Scri-robeco QI Cust Emerg Markets Enhanced Index Equit Fund; Sei Global Master Fund Plc, the Sei Emerging Mkt Equity Fund; Sei Inst Int Trust em Mkts Equity Fund; Sei Institutional Investments Trust- Emerging Markets e Fund; Shell Foundation; Shell TR (berm) Ltd as TR O Shell OV Con P F; Skagen Kon-tiki Verdipapirfond; Skopos Blue Birds FIA; Skopos Master Fundo de Investimento em Ações; Southern Company System Master Retirement; Spartan Group Trust for Employee Benefit Plans: SP; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Ex-us ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Spdr SP Emerging Markets ETF; Spp Aktieindexfond Global; Spp Emerging Markets Plus; Spp Emerging Markets Sri; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; Ssga Spdr Etfs Europe II Public Limited Company; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; State of Minnesota State Employees Ret Plan; State of New Jersey Common Pension Fund D; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Icav; State Street Ireland Unit Trust; State Street Variable Insurance Series Funds, Inc; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Juridisch Eigenaar Achmea Investment Man; Stichting Pensioenfonds Ing; Stichting Pensioenfonds Pgb; Stichting Philips Pensioenfonds; Stichting Shell Pensioenfonds; Stk Long Biased Master FIM; Stk Long Biased Master Fundo de Investimento em Ações; Stk Long Only FIA; Storebrand Sicav; Strive Emerging Markets Ex-china ETF; Sunamerica Series Trust SA Emerging Markets Equity;

Suncorp Group Global Equities Trust; Sunsuper Superannuation Fund; Superannuation Funds Management Corporation of S Australia; T Rowe Price Funds Sicav; T Rowe Price Int Fnds T.Rowe Price L Amer Fun; T. Rowe Price International Growth Equity Trust; T. Rowe Price QM Global Equity Fund; T.Rowe P.International Stock Fund; T.Rowe Price Global Allocation Fund, Inc.; T.Rowe Price Int.Serie,inc Trp IN.Stock Portf; T.Rowe Price Retirement Hybrid Trust; Teacher Retirement System of Texas; Teachers Retirement System of Georgia; Teachers Retirement System of Oklahoma; Teachers Retirement System of the City of New York; Texas Permanent School Fund Corporation; the Bank of N. Y. M. (int) Ltd as T. of B. D. D. G. Fund; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of N. Y. M. (inter) L. as T. of B. B. M. Fund; the Bank of N. Y. M. (inter) L. as T. of B. D. A. Fund; the Bank of N. Y. M. (inter) Ltd as T. of B. B. G. P. F.; the Bank of New York Mellon (international) Limite; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Barings e. M. U. Fund, Sub-fund, the Barings L. A. Fund; the Master T B J, Ltd as T of Daiwa Brazil Stock Open-rio WI; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master Trust Bank of Jap Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Japan, Ltd. as T F Mtbj400045832; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as T. for Mtbj400045835; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee for Mtbj4000; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the North Carolina Supplemental Retirement Plans G; the Prudential Investment Portfolios, Inc. - Pgim; the Public Instituition for Social Security; the Regents of the University of California; the Seventh Swedish National Pension Fund - Ap7 Equity Fund; the Shell Contributory Pension Fund; the Sultanate of Oman Ministry of Defence Pension Fund; the United Nations Joints Staff Pension Fund; the Young Men S Christian Ass Ret Fund; Threadneedle Investment Funds Icvc - Latin America; Three Mile Island Unit One Qualified Fund; Tiaa-cref Funds - Tiaa-cref Emerging Markets Equity I F; Tobam Emerging Markets Fund; Total International EX U.S. I Master Port of Master Inv Port; Treasurer of the ST.of N.Car.Eqt.I.FD.P.TR.; Trinity College Cambridge; Trph Corporation; U.S Steel Retirement Plan Trust; Uaw Retiree Medical Benefits Trust; Ui-e - J P Morgan S/A DTVM; Uni-global Equities Emerging Markets; Unicare Savings Plan; Utah State Retirement Systems; Valic Company II - International Opportunities Fund; Vanderbilt University; Vaneck Vectors Natural Resources ETF; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Emerging Markets; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Verdipapirfondet Storebrand Indeks Alle Markeder; Verdipapirfondet Storebrand Indeks Nye Markeder; Versus Capital Real Assets Fund LLC; Victory Market Neutral Income Fund; Virginia Retirement System; Voya Emerging Markets Index Portfolio; Voya Vacs Index Series em Portfolio; Washington State Investment Board; Wells Fargo

Factor Enhanced Emerging Markets Portfolio; West Virginia Investment Management Board; West Yorkshire Pension Fund; Wgi Emerging Markets Fund, LLC; Wisdomtree Emerg Mkts Quality Div Growth Fund; Wisdomtree Emerging Markets Efficient Core Fund; Wisdomtree Emerging Markets Esg Fund; Wisdomtree Emerging Markets Ex-china Fund; Wisdomtree Emerging Markets Ex-state-owned Enterprises Fund; Wisdomtree Emerging Markets Multifactor Fund; WM Pool - Equities Trust no 74; WM Pool - Equities Trust no. 75; Xtrackers; Xtrackers (ie) Public Limited Company; e Xtrackers Msci Acwi EX Usa Esg Leaders Equity ETF.

Sent directly to the Company:

Clube de Investimento Penedo; FIA Vokin Aconcagua Master Long Only; FIA Vokin K2 Long Biased; Fundo de Investimento em Ações Dimoraes; Fundo de Investimento em Ações Fdi2; Fundo de Investimento em Aýýes Venus; Guilherme Dantas Fernandes Alves; Investfort Penedo FIA IE; Kapitalo Master V FI Multimercado; Kapitalo Tarkus Master FI em Ações; Leblon Itaú Prev Fife FIA; Mosqueteiros Fundo de Investimento em Ações; Ora Fundo de Investimento Multimercado Crédito Privado Inves; Vokin Pao de Acucar Fundo de Investimento Multimercado Inves; e Votorantim S/A.

At the Extraordinary General Shareholders’ Meeting

Shareholders present via the electronic participation system:

The Bank of New York ADR Department

By Proxy: Daniel Alves Ferreira, CPF:205.862.458-04

Amundi Esg Global Low Carbon Fund; Amundi Funds; Amundi Index Solutions; Best Investment Corporation; Columbia em Core Ex-china ETF; Commonwealth Superannuation Corporation; Fidelity Funds - Latin America Fund; First Trust Global F Plc - First T G e Income Ucits ETF; First Trust Latin America Alphadex Fund; Goldman Sachs ETF Trust - Goldman S Activebeta e M e ETF; Government of Singapore; IT Now Ibovespa Fundo de Índice; IT Now Igct Fundo de Índice; IT Now Imat Fundo de Índice; IT Now Ise Fundo de Índice; IT Now Pibb Ibrx-50 Fundo de Índice; Itaú Ações Dividendos FI; Itaú Caixa Ações - Fundo de Investimento; Itaú Dunamis Advanced Fundo de Investimento em Ações; Itaú Excelencia Social Ações FI; Itaú Ftse Rafi Brazil 50 Capped Index FIA; Itaú Governanca Corporativa Ações - Fundo de Investimento; Itaú Hunter Total Return Multimercado Fundo de Investimento; Itaú Ibovespa Ativo Master FIA; Itaú IBrX Ativo Master FIA; Itaú Index Ações Ibovespa - Fundo de Investimento; Itaú Index Ações IBrX - Fundo de Investimento; Itaú Master Global Dinamico Multimercado FI; Itaú Master Global Dinìmico Ultra Multimercado FI; Itaú Master Momento Ações Fundo de Investimento; Itaú Momento IQ Ações Fundo de Investimento; Itaú Phoenix IQ Ações Fundo de Investimento; Itaú Previdência IBrX FIA; Itaú SP/B3 Low Volatility FIA; Lcl Actions Emergents; Most Diversified Portfolio Sicav; Pictet - Timber; Quantamental Hedge Master FIM; e Stichting Pensioenfonds Voor de Architectenbureaus

By Proxy: Daniel Alves Ferreira, CPF: 205.862.458-04

Ascese Fundo de Investimento em Ações; Dynamo Brasil I LLC; Dynamo Brasil III LLC; Dynamo Brasil IX LLC; Dynamo Brasil V LLC; Dynamo Brasil VI LLC; Dynamo Brasil VIII LLC; Dynamo Brasil XIV LLC; Dynamo Brasil XV LP; e Dynamo Cougar Master - FIA

By Proxy: Bruno Pinheiro Lima Rapparini Soares, CPF: 132.354.527-10

Alden Fundo de Investimento em Ações; Daniel Feffer; David Feffer; Fundação Arymax; Jorge Feffer; Polpar S/A; Ruben Feffer; e Suzano Holding S.A.

By Proxy: Maria Cecília Castro Neves Ipiña, CPF: 938.418.767-49

Guilherme Marques Jardim

Shareholders present by means of a distance voting ballot:

By bookkeeper:

1895 Fonds Fgr; AB Bond Fund, Inc. - AB All Market Real Return Portfolio; Aberdeen Inv Funds Icvc III - Aberdeen Global Emerg M Q e FD; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abu Dhabi Retirement Pensions and Benefits Fund; Advanced Series Trust - Ast Prudential Growth Allocation Por; Advanced Series Trust - Ast T. Rowe Price Growth Opp. Portf.; Aegon Custody BV; Aegon Custody BV RE MM Emerging Markets Fund; Alaska Common Trust Fund; Alaska Permanent Fund; Alberta Investment Management Corporation; Alliancebernstein Collective Investment Trust Series; Allianz GL Investors Gmbh ON Behalf of Allianzgi-fonds Dspt; American Heart Association, Inc.; Andra Ap-fonden; Arero - Der Weltfonds -nachhaltig; Aria CO Pty Ltd as Trustee for Combined Investments Fund; Arizona Psprs Trust; Ascension Alpha Fund, LLC; Asset Management Exchange Ucits Ccf; Australiansuper Pty Ltd as Trustee for Australiasuper; Avadis Fund - Aktien Emerging Markets Index; Aviva I Investment Funds Icvc - Aviva I International I T F; Aviva Investors; Aviva Life Pensions UK Limited; Axa Investment Managers Schweiz AG ON Behalf of AX; Barclays Multi-manager Fund Public Limited Company; Barra Fundo de Investimento em Ações; Bellsouth Corporation Rfa Veba Trust; Betashares Climate Change Innovation ETF; Bewaarstichting Nnip I; Bill and Melinda Gates Foundation Trust; Bimcor Global Equity Pooled Fund; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Global Index Funds; Blackrock Institutional Trust Company na; Blackrock Life Limited - DC Overseas Equity Fund; Blackrock Msci Emerging Markets Minimum Volatility Index F; Blackrock Strategic Funds - Blackrock Dynamic Diversifi; Blk Magi Fund; Bmo Msci Emerging Markets Index ETF; Bny Mellon Investment Funds I - B M Diversified e M F; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; Bpi Brasil, Fundo de Investimento Aberto Flexivel; Bridgewater All Weather Sustainability 11 LP; Bridgewater All Weather Sustainability, LP; British Columbia Investment Management Corporation; Bureau of Labor Funds - Labor Pension Fund; Bureau of Labor Funds - Labor Retirement Fund; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; California State Teachers Retirement System; Canada Pension Plan Investment Board; Canada Post Corporation Registered Pension Plan; Caterpillar Inc Master Retirement T; Caterpillar Investment Trust; Catholic Responsible Investments International Equ; Causeway Emerging Markets Equity Cit; Causeway Emerging

Markets Fund; Causeway Funds Plc; Causeway International Opportunities Fund; Causeway International Opportunities Group Trust; Causeway Multi-fund LLC - Emerging Markets Equity Series A; Central Provident Fund Board; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chang Hwa Com BK Ltd IN Its Cap as M Cust of P Lat A EQ FD; Chevron UK Pension Plan; Cibc Emerging Markets Equity Index ETF; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; Cititrust Ltd A T Vang Fds S - Vanguard Moderate Growth Fund; Cititrust Ltd A T Vanguard Fds Series Vanguard Income Fund; City of Los Angeles Fire and Police Pension Plan; City of New York Deferred Compensation Plan; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Civil Aviation Authority Pension Scheme; Claritas Long Short Master Fundo Investimento Multimercado; Claritas Quant Master FIM; Claritas Quant Master II FIA; Clinton Nuclear Power Plant Qualified Fund; College Retirement Equities Fund; Colonial First State Investment Fund 50; Colonial First State Wholesale Indexed Global Shar; Colorado Public Employees Ret. Association; Commingled Pension Trust Fund Emerging Markets Research Enha; Commonwealth Bank Group Super; Commonwealth Global Share Fund 16; Commonwealth Specialist Fund 4; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Custody B. of J. Ltd. Re: Stb D. B. S. M. F.; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody Bank of Japan, Ltd. as TR F e Equity D IN PL F (ppf); Custody Bank of Japan, Ltd. as TR F e M e IN P M Fund; Custody Bank of Japan, Ltd. as TR F Hsbc Brazil New MO Fund; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Dela Depositary Asset Management B.V.; Desjardins RI Emerging Markets - Low Co2 Index ETF; Desjardins RI Emerging Markets Multifactor - Low C; Desjardins RI Global Multifactor - Fossil Fuel Res; Deutsche Asset Management S.A. for Arero - Der Wel; Deutsche Asset Wealth Management Investment Gmbh for D Gpf; Deutsche Invest I Brazilian Equities; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Dimensional Emerging Core Equity Market ETF of Dim; Diversified Real Asset Cit; Durham County Council Pension Fund; Dws Advisors Emerging Markets Equities-passive; Dws I. Gmbh for Deam-fonds Kg-pensionen; Dws Invest Latin American Equities; Eastspring Investments; Eaton Vance Int (ir) F Plc-eaton V Int (ir) Par em Mkt Fund; Eaton Vance TR CO CO TR FD - PA Str em Mkts EQ Com TR FD; em Brazil Trading LLC; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Equity Fund; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Equity Select ETF; Emerging Markets Fund; Emerging Markets Great Consumer Fund; Emerging Markets Index Non-lendable Fund; Emerging Markets Index Non-lendable Fund B; Employees Retirement System of Georgia; EQ/Emerging Markets Equity Plus Portfolio; Eurizon Capital S.A.; Eurizon Emerging Leaders Esg 50 - Gennaio 2027; Eurizon Emerging Leaders Esg 50 - Luglio 2026; Eurizon Emerging Leaders Esg 50 - Novembre 2026; Eurizon Emerging Leaders Esg 50 - Settembre 2026; European Central Bank; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Exelon Generation Comp, LLC Tax Qualified Nuclear Decomm Par; Federated Hermes Global Allocation Fund; FI CE I PO LLC Fidelity Emerging Markets Equity Central Fund; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Global Ex-u.S. Equity Index Institutional; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Investments Money Management Inc; Fidelity Investmet Trust: Fidelity Emerging Markets Discover; Fidelity Rutland Square Trust Ii: Strategic A e M Fund; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust:

Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; First Trust Bick Index Fund; First Trust Bloomberg Emerging Market Democracies; First Trust Brazil Alphadex Fund; First Trust Gll Fund Plc - First TR Emerg Mkts Alph Ucits ET; First Trust Riverfront Dynamic Emerging Markets ETF; Fisher Investments Institutional Funds Public Ltd Company; Flexshares Emerging Markets Low Volatility Climate; Flexshares Esg and Climate Emerging Markets Core Index Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Flexshares Morningstar Global Upstream Resources Index Fund; Florida Retirement System Trust Fund; Fondo Pensione Laborfonds; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; Franklin Libertyqt Emerging Markets Index ETF; Franklin Libertyshares Icav; Freedom 100 Emerging Markets ETF; Fundamental Low V I e M Equity; Fundpartner Solutions (suisse) SA - Turicum - Aktien - Und I; Future Fund Board of Guardians; Gallery Trust - Mondrian e. M. Value Equity Fund; Gam Investment Management (switzerland) AG F Z I I-z A e M P; General Organisation for Social Insurance; General Pension and Social Security Authority; Gmo Climate Change Fund, A Series of Gmo Trust; Gmo Climate Change Investment Fund, A Sub-fund of; Gmo Climate Change Select Investment Fund, A Sub-f; Gmo Climate Change Trust; Gmo Global R Return (ucits) F, A Sub-fund of Gmo Funds Plc; Gmo Implementation Fund, A Series of Gmo Trust; Gmo Resource Transition Fund, A Series of Gmo Trus; Gmo Resources Fund, A Series of Gmo Trust; Gmo Resources Ucits Fund, A Sub-fund of Gmo Invest; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Guidemark Emerging Markets Fund; H.e.S.T. Australia Limited; Halliburton CO Employee Benefit Master Trust; Handelsbanken Brasilien Tema; Handelsbanken Emerging Markets Index; Handelsbanken Global Index Criteria; Handelsbanken Latinamerika Tema; HC Capital Trust the Emerging Markets Portfolio; Hexavest Emerging Markets Fund; Houston Municipal Employees Pension System; Hsbc Bank Plc as Trustee of State Street Aut Emerg; Ibm 401 (k) Plus Plan; Illinois Municipal Retirement Fund; Imco Emerging Markets Public Equity LP; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; Intech Global All Country Enhanced Index Fund LLC; International Equity Fund; International Expatriate Benefit Master Trust; International Monetary Fund; Invesco Cleantech ETF; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Purebetasm Ftse Emerging Markets ETF; Invesco Rafi Fundamental Global Index Trust; Investeringsforeningen D. I. I. G. AC R. - A. KL; Investeringsforeningen D. I. I. G. e. M. R. - A. KL; Investeringsforeningen Danske Invest Select; Investeringsforeningen Nordea Invest Emerging Mkts e. KL; Investeringsforeningen Sparinvest Index Emerging Markets; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Emerging Markets Imi Index ETF; Ishares Core Msci Total International Stock ETF; Ishares Edge Msci Min Vol Emerging Markets ETF; Ishares Edge Msci Multifactor Emerging Markets ETF; Ishares Edge Msci Multifactor Global ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Timber Forestry ETF; Ishares II Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Acwi Low Carbon Target ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Public Limited Company; Ishares VI Public Limited Company; Ivesco Ftse Rafi Emerging Markets ETF; J.P. Morgan Trust Company (jersey) L. as T. of B. I J. Funds; Jeffrey LLC; Jnl Emerging Markets Index Fund; John Hancock Emerging Markets Equity Fund; John Hancock Funds II Emerging Markets Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Trust Company Collective Investment T; John Hancock Variable Ins Trust Intern Equity Index Trust;

Jpmorgan Emerging Markets Research Enhanced Equity Fund; Jpmorgan Etfs (ireland) Icav; Jpmorgan Funds; Kaiser Foundation Hospitals; Kaiser Permanente Group Trust; Kapitalforeningen Emd Invest, Emerging Markets Ind; Kapitalforeningen Laegernes Pensionsinvestering, Lpi Aem III; Kapitalforeningen Pensam Invest, Psi 3 Globale Aktier 3; Kapitalforeningen Sampension Invest, Gem Enhanced; Kraneshares Msci Emerging Markets EX China Index e; Laerernes Pension Forsikringsaktieselskab; Lattice Emerging Markets Strategy ETF; Lazard Asset Management LLC; Lazard Emerging Markets Equity Advantage Portfolio; Lazard Global Active Funds, Plc; Leblon 70 Brasilprev Fundo de Investimento Multimercado Fife; Leblon Ações I Master FIA; Leblon Ações II Master FIA; Leblon Icatu Previdência FIM; Leblon Prev FIM Fife; Legal & General Diversified Fund; Legal & General Future World Esg Emerging Markets; Legal & General Icav; Legal & General International Index Trust; Legal and General Assurance Pensions Mng Ltd; Legal and General Assurance Society Limited; Legal General Ccf; Legal General Collective Investment Trust; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Leia Group Trust; LF Wales PP Emerging Markets Equity Fund; Lgiasuper Trustee; Lgps Central Emerging Markets Equity Active Multi; Los Angeles County Employees Ret Association; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Maximum Diversification Emerging Markets Index ETF; Macquarie Multi-factor Fund; Macquarie True Index Emerging Markets Fund; Managed Pension Funds Limited; Manulife Emerging Markets Fund; Manulife Investment Manag Emerging Markets Equity Pooled Fun; Manulife Investment Management II Icav; Manulife Sobeys Mfs Emerging Markets Fund UT; Maryland State Retirement and Pension System; Massmutual Select T. Rowe Price International Equi; Master Trust for Certain Tax-qualified Bechtel Retirement PL; Mbb Public Markets I LLC; Memorial Sloan Kettering Cancer Center; Mercer Private Wealth International Focused Equity Pool; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Mfs Development Funds, LLC; Mfs Emerging Markets Equity Fund; Mfs Emerging Markets Equity Fund (can); Mfs Emerging Markets Equity Research Fund; Mfs Emerging Markets Equity Trust; Mfs Heritage Trust Company Collective Investment Trust; Mfs International New Discovery Fund; Mfs Meridian Funds - Emerging Markets Equity Fund; Mfs Meridian Funds - Emerging Markets Equity Resea; Mfs Variable Insurance Trust II -mfs e M Equity Portfolio; Ministry of Economy and Finance; Mirae Asset Global Discovery Fund; Mlc Masterkey Unit Trust Mlc PL Global Fund; Mobius Life Limited; Momentum Global Funds; Mondrian All Countries World EX US EQ Fund LP; Mondrian Emerging Markets Equity Esg Fund, L.P.; Mondrian Emerging Markets Equity Fund; Mondrian Emerging Markets Equity Fund, LP; Mondrian Emerging Markets Equity Parallel Fund, L.P.; Mondrian Emerging Markets Ex-china Equity Fund, L.; Mondrian Master Collective Investment Trust; Morningstar International Shares SC Fund; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Equity Index Fund B - Brazil; Municipal e Annuity A B Fund of Chicago; Nat West BK Plc as TR of ST James PL GL Equity Unit Trust; Nat West BK Plc as TR of ST James PL ST Managed Unit Trust; National Council for Social Security Fund; National Employment Savings Trust; National Philanthropic Trust; New Airways Pension Scheme; New Ireland Assurance Company Public Limited Company; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York Life Insurance and Annuity Corporation; New York State Common Retirement Fund; New York State Teachers Retirement System; New Zealand Superannuation Fund; NN (l); NN Paraplufonds 1 N.V; Nomura Funds Ireland Plc - American Century Emergi; Nordea 1, Sicav- Nordea 1- Latin American Equity Fund; Nordea 2 Sicav; Norges Bank; Northern Emerging Markets Equity Index Fund; Northern Multi - Manager Emerging Markets Equity Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets

EX Chin; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Nvit International Equity Fund; Ohio Police and Fire Pension Fund; Oklahoma Public Employees Retirement System; Old Westbury Large Cap Strategies Fund; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Oregon Public Employees Retirement System; Pacific Gas A EL Comp NU F Q Cpuc Dec Master Trust; Pacific Select Fund - PD Emerging Markets Portfolio; Panagora Dynamic Flexible Emerging Market Fund; Parametric Emerging Markets Fund; Parametric Tax-managed Emerging Markets Fund; Parametric Tmemc Fund, LP; People S Bank of China; Pepsico Inc. Master Retirement Trust; Pgim Funds Public Limited Company; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet - Global Megatrend Selection; Pictet CH Institucional-emerging Markets Tracker; Pictet Global Selection Fund - G G M Fund; Pimco Equity Series: Pimco Rafi Dynamic Multi-factor Emergin; Pinebridge Esg Quantitative Income and Growth Fund; Pioneer Emerging Markets Equity Fund; Platinum Capital Limited; Platinum Global Fund; Platinum Global Opportunities Master Fund Ltd; Platinum International Fund; Platinum Unhedged Fund; Platinum World Portfolios Public Limited Company; Pool Reinsurance Company Limited; Poplar Tree Fund of American Investment Trust; Prime Super; Principal Funds, Inc - Diversified Real Asset Fund; Prudential Assurance Company Singapore (pte) Ltd; Prudential Investment Portfolios 2 - Pgim Qma e. M. e. Fund; Prudential Retirem Insurance and Annuity Comp; Prudential Trust Company; Prudential World Fund Inc. - Pgim Qma I. e. Fund; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Sector Pension Investment Board; Qic International Equities Fund; Qic Listed Equities Fund; QS Investors Dbi Global Emerging Markets Equity Fund LP; Qsuper; Quilter Investors Timber Equity Fund A Sub Fund of; Railways Pension Trustee Company Limited; Rbc Quant Emerging Markets Dividend Leaders ETF; Rbc Quant Emerging Markets Equity Leaders ETF; Regime de Retraite D Hydro-quebec; Robeco Capital Growth Funds; Russel Emerging Markets Equity Pool; Russell Institutional Funds, LLC - Rem Equity Plus Fund; Russell Investment Company Emerging Markets Fund; Russell Investment Company Public Limited Company; Russell Investment Company Tax-managed Real Assets; Russell Investment Management Ltd as Trustee of the Russell; Russell Investment Management Ltd.as T of the R M-a F e Fund; Russell Investments Sustainable Global Shares EX F; Russell TR Company Commingled e. B. F. T. R. L. D. I. S.; Rutgers, the State University; Santander Sicav; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schlumberger Group Trust Agreement; Schlumberger International Staff Retirement Fund, Fcp - Sif; Schroder International Selection Fund; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scotia Emerging Markets Equity Index Tracker ETF; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scottish Widows Managed Investment Funds Icvc -int; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Scri-robeco QI Cust Emerg Markets Enhanced Index Equit Fund; Sei Global Master Fund Plc, the Sei Emerging Mkt Equity Fund; Sei Inst Int Trust em Mkts Equity Fund; Sei Institutional Investments Trust- Emerging Markets e Fund; Shell Foundation; Shell TR (berm) Ltd as TR O Shell OV Con P F; Skagen Kon-tiki Verdipapirfond; Skopos Blue Birds FIA; Skopos Master Fundo de Investimento em Ações; Southern Company System Master Retirement; Spartan Group Trust for Employee Benefit Plans: SP; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Ex-us ETF; Spdr Msci

Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Spdr SP Emerging Markets ETF; Spp Aktieindexfond Global; Spp Emerging Markets Plus; Spp Emerging Markets Sri; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; Ssga Spdr Etfs Europe II Public Limited Company; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; State of Minnesota State Employees Ret Plan; State of New Jersey Common Pension Fund D; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Icav; State Street Ireland Unit Trust; State Street Variable Insurance Series Funds, Inc; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Juridisch Eigenaar Achmea Investment Man; Stichting Pensioenfonds Ing; Stichting Pensioenfonds Pgb; Stichting Philips Pensioenfonds; Stichting Shell Pensioenfonds; Stk Long Biased Master FIM; Stk Long Biased Master Fundo de Investimento em Ações; Stk Long Only FIA; Storebrand Sicav; Strive Emerging Markets Ex-china ETF; Sunamerica Series Trust SA Emerging Markets Equity; Suncorp Group Global Equities Trust; Sunsuper Superannuation Fund; Superannuation Funds Management Corporation of S Australia; T Rowe Price Funds Sicav; T Rowe Price Int Fnds T.Rowe Price L Amer Fun; T. Rowe Price International Growth Equity Trust; T. Rowe Price QM Global Equity Fund; T.Rowe P.International Stock Fund; T.Rowe Price Global Allocation Fund, Inc.; T.Rowe Price Int.Serie,inc Trp IN.Stock Portf; T.Rowe Price Retirement Hybrid Trust; Teacher Retirement System of Texas; Teachers Retirement System of Georgia; Teachers Retirement System of Oklahoma; Teachers Retirement System of the City of New York; Texas Permanent School Fund Corporation; the Bank of N. Y. M. (int) Ltd as T. of B. D. D. G. Fund; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of N. Y. M. (inter) L. as T. of B. B. M. Fund; the Bank of N. Y. M. (inter) L. as T. of B. D. A. Fund; the Bank of N. Y. M. (inter) Ltd as T. of B. B. G. P. F.; the Bank of New York Mellon (international) Limite; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Barings e. M. U. Fund, Sub-fund, the Barings L. A. Fund; the Master T B J, Ltd as T of Daiwa Brazil Stock Open-rio WI; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master Trust Bank of Jap Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Japan, Ltd. as T F Mtbj400045832; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as T. for Mtbj400045835; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee for Mtbj4000; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the North Carolina Supplemental Retirement Plans G; the Prudential Investment Portfolios, Inc. - Pgim; the Public Instituition for Social Security; the Regents of the University of California; the Seventh Swedish National Pension Fund - Ap7 Equity Fund; the Shell Contributory Pension Fund; the Sultanate of Oman Ministry of Defence Pension Fund; the United Nations Joints Staff Pension Fund; the Young Men S Christian Ass Ret Fund; Threadneedle Investment Funds Icvc - Latin America; Three Mile Island Unit One Qualified Fund; Tiaa-cref Funds - Tiaa-cref Emerging Markets Equity I F; Tobam Emerging Markets Fund; Total International EX U.S. I Master Port of Master Inv Port; Treasurer of the ST.of N.Car.Eqt.I.FD.P.TR.; Trinity College Cambridge; Trph Corporation; U.S Steel Retirement Plan

Trust; Uaw Retiree Medical Benefits Trust; Ui-e - J P Morgan S/A DTVM; Uni-global Equities Emerging Markets; Unicare Savings Plan; Utah State Retirement Systems; Valic Company II - International Opportunities Fund; Vanderbilt University; Vaneck Vectors Natural Resources ETF; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Emerging Markets; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Verdipapirfondet Storebrand Indeks Alle Markeder; Verdipapirfondet Storebrand Indeks Nye Markeder; Versus Capital Real Assets Fund LLC; Victory Market Neutral Income Fund; Virginia Retirement System; Voya Emerging Markets Index Portfolio; Voya Vacs Index Series em Portfolio; Washington State Investment Board; Wells Fargo Factor Enhanced Emerging Markets Portfolio; West Virginia Investment Management Board; West Yorkshire Pension Fund; Wgi Emerging Markets Fund, LLC; Wisdomtree Emerg Mkts Quality Div Growth Fund; Wisdomtree Emerging Markets Efficient Core Fund; Wisdomtree Emerging Markets Esg Fund; Wisdomtree Emerging Markets Ex-china Fund; Wisdomtree Emerging Markets Ex-state-owned Enterprises Fund; Wisdomtree Emerging Markets Multifactor Fund; WM Pool - Equities Trust no 74; WM Pool - Equities Trust no. 75; Xtrackers; Xtrackers (ie) Public Limited Company; e Xtrackers Msci Acwi EX Usa Esg Leaders Equity ETF

Sent directly to the Company:

Clube de Investimento Penedo; FIA Vokin Aconcagua Master Long Only; FIA Vokin K2 Long Biased; Fundo de Investimento em Ações Dimoraes; Fundo de Investimento em Ações Fdi2; Fundo de Investimento em Aýýes Venus; Guilherme Dantas Fernandes Alves; Investfort Penedo FIA IE; Kapitalo Master V FI Multimercado; Kapitalo Tarkus Master FI em Ações; Leblon Itaú Prev Fife FIA; Mosqueteiros Fundo de Investimento em Ações; Ora Fundo de Investimento Multimercado Crédito Privado Inves; Vokin Pao de Acucar Fundo de Investimento Multimercado Inves; e Votorantim S/A